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                        [Letterhead of SUMmedia.com Inc.]


February 11, 2000


Securities and Exchange Commission
Washington, D.C.  20549

Attention: H. Roger Schwall
           Assistant Director

Re:  SUMmedia.com Inc.
     Form 10 - SB
     Filed December 20, 1999
     Commission File No. 0-28573

         This letter is to notify you that SUMmedia.com Inc. (the "Registrant") hereby withdraws its Registration Statement on Form 10 - SB (Commission File No. 0-28573), effective as of the date of this letter.

         This action is taken to enable the Registrant to complete the preparation of its audited financial statements for its fiscal year ended December 31, 1999 for inclusion in the Registration Statement. The Registrant intends to re-file its Registration Statement promptly upon the completion of such audited financial statements, which is expected to occur on or about February 21, 2000. Such re-filing will also contain responses to the Staff's comments to the Registration Statement as set forth in the Staff's correspondence to the Registrant dated January 27, 2000.

                                   Very truly yours,

                                   SUMmedia.com Inc.

                                   By /s/ Grant M. Peterson
                                      -------------------------------
                                          Grant M. Petersen
                                          Chief Executive Officer

cc: Jennifer Bowes (via Fax (202) 942-1911)
    Jill Davis
    Eloise Quarles
    Barry Stern